Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 NOVEMBER 2007, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,419,593 ORDINARY SHARES OF 28 1/3P ('SHARES'). 16,965,386 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 614,454,207. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 30 NOVEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 250,000 SHARES AT AN AVERAGE PRICE OF 306.33 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 16,965,386 TREASURY SHARES IN TREASURY AND HAS 614,454,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 29 NOVEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 750,000 SHARES AT AN AVERAGE PRICE OF 304.06 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 16,715,386 TREASURY SHARES IN TREASURY AND HAS 614,704,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Morgan Stanley Investment Management Limited ("MSIM")
4. Full name of shareholder(s) (if different from 3.):	Morgan Stanley Investment Management International Equity Trust
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23rd November 2007
6. Date on which issuer notified:	29th November 2007
7. Threshold(s) that is/are crossed or reached:	> 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB00B0ZSH635	16,214,700	16,214,700	18,595,402	18,595,402	0	3.01%	0

MSI71123

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	% of voting rights
18,595,402	3.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Investment Management International Equity Trust

Proxy Voting:	
10. Name of the proxy holder:	Morgan Stanley Investment Management Limited
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 28 NOVEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 750,000 SHARES AT AN AVERAGE PRICE OF 297.52 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 15,965,386 TREASURY SHARES IN TREASURY AND HAS 615,454,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 27 NOVEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 593,189 SHARES AT AN AVERAGE PRICE OF 297.47 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 15,215,386 TREASURY SHARES IN TREASURY AND HAS 616,204,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

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